UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-18516
A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN
B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS RD.
 NEWARK, DE 19702

Artesian Resources Corporation Retirement Plan
Financial Statements
December 31, 2012

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits – December 31, 2012 and December 31, 2011	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	5
Notes to the Financial Statements	6 - 15
Supplementary Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Signatures
Exhibit Index

Consent of BDO USA, LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Artesian Resources Corporation Retirement Plan
Newark, Delaware

We have audited the accompanying statements of net assets available for benefits of the Artesian Resources Corporation Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Bethesda, Maryland
May 20, 2013

Artesian Resources Corporation Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2012 and December 31, 2011

	December 31, 2012	December 31, 2011

ASSETS
Cash	$4,026	$5,366

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	4,129,602	3,655,603
Collective trusts	2,185,126	2,391,683
Mutual funds	24,520,397	21,562,485

Total investments, at fair value	30,835,125	27,609,771

Participants' notes receivable	266,416	269,931

Contributions receivable
Employer	124,771	133,028
Participants	6,522	6,250

Total contributions receivable	131,293	139,278

Total assets	31,236,860	28,024,346

NET ASSETS AVAILABLE FOR BENEFITS	$31,236,860	$28,024,346

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$149,509
Interest and dividend income from other investments	812,180
Net appreciation in fair value of investments	3,129,471
Total net investment income	4,091,160

Interest income from participant notes receivable	16,302

Contributions
Employer contributions	1,024,729
Participant contributions	1,328,914
Rollovers	51,205
Total contributions	2,404,848

Total additions	6,512,310

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	3,299,596
Administrative expenses	200
Total deductions	3,299,796

NET INCREASE	3,212,514

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	28,024,346

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$31,236,860

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements

Note A - Description of the Plan

1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Pursuant to Internal Revenue Code (IRC) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits.  The Plan is administered by a Committee of Trustees, which consists of six members appointed by the Company's Board of Directors.  Plan administration expenses may be paid out of the Plan unless paid by the Company (Note C). The Plan was amended and restated as of January 1, 2011 as described below. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

2.	Participation and Vesting

All employees age 18 and over are eligible for Plan participation immediately after hire.   Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older.  Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis.  For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution.  From January 1, 2011 compensation included employee bonuses, until amended to exclude bonuses effective November 7, 2012.  In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2% of compensation for all employees eligible to participate in the Plan.  The full discretionary contribution was made for 2012.  The total matching, discretionary, and service contributions in 2012 were $427,729, $329,951 and $267,049, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2012.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions may be offset against Company contributions or Plan administration expenses.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.
Participation and Vesting (Continued)

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000.  The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•Only employees as of April 26, 1994 are eligible for participation.

•A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance    with the following schedule:

Years of Service	Percent of Compensation
1 – 5	2%
6 – 10	4%
11 – 20	5%
over 20	6%

•Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Forfeitures may be offset against Company contributions or Plan administration expenses.  Any participant who separates from the Company for any reason shall be entitled to receive the vested interest in their account.

3.	Investment Elections

All future discretionary Company contributions, as well as all prior discretionary contributions and the corresponding earnings thereon, are participant directed.

Participants may allocate basic contributions among the various investments options, including the Company's Class A non-voting common stock.

Participants may elect an allocation among one or more of the investment options in multiples of 1% with a minimum investment of 1% in any selected investment.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

4.	Participant Notes Receivable

Participants may borrow from the Plan under the following guidelines:

•A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

•The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

•Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.75% for the year ended December 31, 2012.

•As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary.  The only form of distribution under the Plan is a single lump sum distribution in cash or stock.

6.	Plan Termination

The Company may amend or terminate the Plan.  In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable.  Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

7.	Forfeitures

Forfeited balances are used to reduce the Plan sponsor's future matching contribution obligations.  During the year ended December 31, 2012, these forfeitures amounted to $26,174.  Forfeitures totaling $27,647 were used in 2012 to reduce the Plan sponsor's contribution obligations.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

8.	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Employer.  The Plan pays for certain member requested services and investment fees which totaled $200 for the year ended December 31, 2012.  The fees for participant requested services are charged to the accounts of participants requesting the transaction. Investment fees are allocated to participants' accounts based on a specified basis point per investment through the investments' earnings.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds are valued at net asset value ("NAV") and common stock is valued at market value at December 31, 2012 and 2011.

Plan assets held in collective trusts are unsecured and are valued at trading unit prices, which approximates fair value.  The collective trust fund represents investments in the PNC Investment Contract Fund.  As described in Accounting Standards Codification (ASC) 962-325, Plan Accounting—Defined Contribution Pension Plans/Investments—Other, investment contracts are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Units held are valued at the unit value which is based on contract value and approximates fair value in accordance with the audited financial statements of the investment contract fund as of December 31, 2012.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Notes Receivable – Participant Loans

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments.  Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits.  There were no amounts recorded as deemed distributions in 2012.

5.	Benefit Payments and Participant Distributions

Participant distributions are recorded when paid.

6.	Income Taxes

The Internal Revenue Service has determined and informed the Company by letters dated March 19, 2002 and January 4, 2012 that the original Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the January 4, 2012 determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan was designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

8.	New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this requirement did not have a material impact on the Plan's financial statements.

Note C - Plan Administration Expenses

Administrative fees are paid by the Plan. The Company pays the other accounting, investment management, legal and miscellaneous fees of the Plan.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note D – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note E - Investments

During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012

Artesian Resources Corp. Class A non-voting common stock	$688,315
Collective trusts	33,785
Mutual funds	2,407,371
$3,129,471

The following investments each represent 5% or more of the net assets available for benefits at December 31:

	2012	2011
Common Stock
Artesian Resources Corp.
Class A non-voting common stock	$4,129,602	$3,655,603

Collective Trusts
PNC Investment Contract Fund	$2,185,126	$2,391,683

Mutual Funds
American Funds Growth
Fund of America R5	$4,768,850	$4,566,442
American Funds Century
Equity Income Inv	$3,706,334	$4,271,877
PIMCO Funds Total Return
Fund Admin	$3,924,718	$3,925,520
American Funds Fundamental
Investors R5	$3,434,323	$2,973,419

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosure defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note E – Investments (Continued)

•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2		Level 3		Total

Mutual funds
Large-Cap	$12,902,305	$	---	$	---	$12,902,305
Mid-Cap	2,446,890		---		---	2,446,890
Small-Cap	979,940		---		---	979,940
Balanced	2,710,237		---		---	2,710,237
Fixed Income	3,951,994		---		---	3,951,994
International	1,529,031		---		---	1,529,031

Total mutual funds	24,520,397		---		---	24,520,397

Artesian Resources Corporation Class A non-voting common stock	4,129,602		---		---	4,129,602

Common collective fund	---		2,185,126		---	2,185,126

Total investments at fair value	$28,649,999		$2,185,126	$	---	$30,835,125

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note E – Investments (Continued)

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2		Level 3		Total

Mutual funds
Large-Cap	$8,817,336	$	---	$	---	$8,817,336
Mid-Cap	5,758,932		---		---	5,758,932
Small-Cap	903,279		---		---	903,279
Balanced	1,612,100		---		---	1,612,100
Fixed Income	3,302,695		---		---	3,302,695
International	1,168,143		---		---	1,168,143

Total mutual funds	21,562,485		---		---	21,562,485

Artesian Resources Corporation Class A non-voting common stock	3,655,603		---		---	3,655,603

Common collective fund	---		2,391,683		---	2,391,683

Total investments at fair value	$25,218,088		$2,391,683	$	---	$27,609,771

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – Large-Cap – This class consists of publicly traded mutual funds invested primarily in marketable equity securities with companies that have large market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Mid-Cap – This class consists of publicly traded mutual funds invested primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Small-Cap – This class consists of publicly traded mutual funds invested primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Balanced – This class consists of publicly traded mutual funds invested primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Fixed Income – This class consists of publicly traded mutual funds invested primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note E – Investments (Continued)

Mutual Funds – International – This class consists of publicly traded mutual funds invested primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange.  Artesian Common Stock is classified as a Level 1 investment.
Common Collective Fund – This class consists of a commingled fund that primarily invests in domestic fixed income securities, money market funds and investment contracts issued by insurance companies and other financial institutions. The NAV of the common collective fund is provided by the custodian and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. The common collective fund is classified as a Level 2 investment.

Note F – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2012 and 2011, there were no net assets available for plan benefits for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Note G – Related Party Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan.  On December 31, 2012, the Plan's assets included $4,129,602 of Artesian Resources Corporation Class A non-voting stock and $266,416 of participant notes receivable.  Additionally, certain plan investments totaling $2,185,126 represent investments managed by PNC Advisors. PNC Advisors is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Transactions in these assets are exempt from the prohibited transaction rules.

Supplementary Information

Artesian Resources Corporation Retirement Plan
EIN 51-0002090, Plan No. 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)	(e)

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*	Common Stock -
	Artesian Resources Corporation	Class A non voting common stock		$4,129,602

*	PNC Investment Contract Fund Y	Common/Collective Trust		2,185,126

	Mutual Funds -
	Growth Fund of America R5	Mutual Fund		4,768,850
	Pimco Total Return Fund - Adm	Mutual Fund		3,924,718
	American Cent Equity Income Inv	Mutual Fund		3,706,334
	American Fundamental Inv R5	Mutual Fund		3,434,323
	American EuroPacific Growth R5	Mutual Fund		1,529,031
	Janus Balanced Fund Class T	Mutual Fund		1,220,680
	T Rowe Growth Stock Adv	Mutual Fund		992,797
	Goldman Sachs Growth Oppor Ir	Mutual Fund		992,636
	American Cent MidCap Value Inv	Mutual Fund		901,552
	Royce Low Price Stock	Mutual Fund		867,700
	Livestrong 2025 Portfolio Inv	Mutual Fund		748,289
	Perkins MidCap Value Fd Cls T	Mutual Fund		552,702
	Livestrong 2035 Portfolio Inv	Mutual Fund		368,727
	Livestrong 2045 Porfolio Inv	Mutual Fund		275,708
	MFS New Discovery	Mutual Fund		112,241
	Livestrong 2015 Portfolio Inv	Mutual Fund		96,833
	Federated Total Return Govt Bond	Mutual Fund		27,276

	Participants Notes Receivables -
*	Various Participants	Interest rates range from 4.25% to 9.75%		266,416
				$31,101,541

*	Identifies the party as a "Party in Interest" as defined by ERISA.

**	Cost information is not required for participant directed investments and is therefore not included.

	See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

Date: May 20, 2013	By:	/s/ Joseph A. DiNunzio
Joseph A. DiNunzio
Executive Vice President and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, LLP *

*	Filed herewith.